UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

                               (Amendment No. 3)*

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                         COMMON STOCK ($0.01 Par Value)
                        ---------------------------------
                         (Title of Class of Securities)

                                    410761100
                                 --------------
                                 (CUSIP Number)

                                   Jay Buck
                  President, Demeter Asset Management, Inc.
             104 Field Point Road, Greenwich, Connecticut 06830
                               Tel: (203) 625-0047

                             Jack P. Governale, Esq.,
                    Wolf, Block, Schorr and Solis-Cohen LLP
             250 Park Avenue, Suite 1000, New York, New York 10036
                               Tel: (212) 883-4921
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2000
                                 -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP No. 410761100                                       Page 2 of 11 Pages
          ---------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Jay Buck

2     Check the Appropriate Box If a Member of a Group
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            OO.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Buck is a United States citizen.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
           [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            IN

 CUSIP No. 410761100                                       Page 3 of 11 Pages
          ---------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Demeter Asset Management, Inc.

2     Check the Appropriate Box If a Member of a Group
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            OO.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Demeter is a Delaware corporation.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
           [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            CO

CUSIP No. 410761100                                       Page 4 of 11 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Rockwood Partners, L.P.

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            WC.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

        Rockwood Partners, L.P. is a Delaware limited partnership.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            PN

CUSIP No. 410761100                                       Page 5 of 11 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Rockwood Asset Management, Inc.

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            OO.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

        Rockwood Asset Management, Inc. is a Delaware corporation.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            CO

                                                            Page 6 of 11 Pages

This filing amends the Schedule 13D/A filed September 18, 2000. Shares beneficially owned by Jay Buck, Demeter Asset Management, Inc., Rockwood Partners, L.P., and Rockwood Asset Management, Inc., remain unchanged. This amendment revises Item 4, regarding plans and proposals.

Each of the Reporting Persons (defined below) acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

The Schedule 13D/A filed September 18, 2000 is amended as follows:


"Item 1.   Security and Issuer.

This Statement relates to the Common Stock, par value $.01 per share ("Common Stock") of Hanover Capital Mortgage Holdings, Inc. (the "Company" or "Issuer"). The principal executive offices of the Issuer are located at 90 West Street, Suite 1508, New York, New York 10006.

Item 2.  Identity and Background.

This statement is filed by:

(i) Jay Buck ("Buck") with respect to the shares of Common Stock beneficially owned by: (a) Demeter (defined below), of which Buck is sole stockholder, President and a director; (b) RAM (defined below), of which Buck is the sole stockholder, President and a director. Buck is a U.S. citizen with a business address at 104 Field Point Road, Greenwich, Connecticut 06830, who is principally engaged in the business of investing in securities as a shareholder of an investment management company.

(ii) Demeter Asset Management, Inc., a Delaware corporation ("Demeter"), with respect to the shares of Common Stock also beneficially owned by Rockwood Partners (defined below) and by Mariner Partners (defined below) for which Demeter serves as investment manager for a managed account. Demeter is located at 104 Field Point Road, Greenwich, Connecticut 06830 and is in the business of providing investment management services.

(iii) Rockwood Partners, L.P., a Delaware limited partnership ("Rockwood Partners"), with respect to the shares of Common Stock owned directly by it. Rockwood Partners is an investment limited partnership located at 104 Field Point Road, Greenwich, Connecticut 06830.

(iv) Rockwood Asset Management, Inc., a Delaware corporation ("RAM"), with respect to shares of Common Stock also beneficially owned by Rockwood Partners, of which RAM is the general partner. RAM is located at 104 Field Point Road, Greenwich, Connecticut 06830, and its primary business is serving as the general partner of RAM.

Item 3.  Source and Amount of Funds or Other Consideration.

Rockwood Partners' acquisition of its shares for an aggregate purchase price of $1,663,309 was paid in cash from Rockwood Partners' working capital.

                                                              Page 7 of 11 Pages


Item 4.  Purpose of Transaction.

Following discussion with the management of the Company, the Reporting Persons submitted a written proposal on November 1, 2000 to the Company's board of directors. This plan included a request to separate the business of Hanover Capital Mortgage Holdings, the REIT, from Hanover Capital Partners and Hanover Trade.Com. Under this plan, the REIT would be managed externally and only hold securities. The continued viability of the other businesses would depend on their being funded outside the REIT or becoming revenue positive immediately.

In addition, the Reporting Persons have offered guidance to the Compensation Committee regarding standards for performance based distributions of options and/or cash compensation.

It is the present intention of the Reporting Persons to submit the names of three new directors, who support this plan, for the approval of shareholders.

Any plan or proposal could result in any of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D, or in actions similar to those described in clauses (a) through (j).

Item 5.  Interest in Securities of the Issuer.

(a) and (b):

(i) Buck, with respect to the shares of Common Stock, may be deemed to be the beneficial owner of: 410,500 shares of Common Stock owned by Rockwood Partners, which has as its investment manager Demeter, of which Buck is the sole shareholder, and 0 shares of Common Stock owned by Mariner Partners in a managed account, which has as its investment manager Demeter, of which Buck is the sole shareholder.

    Buck:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

(ii) Demeter, with respect to the shares of Common Stock, may be deemed to be the beneficial owner of 410,500 shares of Common Stock owned by Rockwood Partners, which has as its investment manager Demeter, and 0 shares of Common Stock owned by Mariner Partners in a managed account, which has as its investment manager Demeter.

   Demeter:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

                                                              Page 8 of 11 Pages



(iii)  Rockwood Partners owns directly 410,500 shares of Common Stock.

   Rockwood Partners:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

(iv) RAM, respect to the shares of Common Stock, may be deemed to be the beneficial owner of 410,500 shares of Common Stock owned by Rockwood Partners, of which RAM is the general partner.

   RAM:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

(c) The Reporting Persons effected the following purchases of the Issuer's Common Stock in open market transactions:

Rockwood Partners, L.P. bought:
(a) 5,000 shares at $3.2660 per share on March 15, 2000; (b) 1,900 shares at $3.2689 per share on March 16, 2000; (c) 100,000 shares at $3.2477 per share on March 16, 2000; (d) 1,000shares at $3.2730 per share on March 17, 2000; (e)
5,700 shares at $3.5158 per share on March 28, 2000; (f) 500 shares at $3.5320 per share on March 30, 2000; (g) 1,000 shares at $3.6480 per share on April 11, 2000; (h) 300 shares at $3.8567 per share on April 13, 2000; (i) 4,700 shares at $3.8287 per share on April 14, 2000; (j) 6,200 shares at $3.7027 per share on April 17, 2000; (k) 1,000 shares at $3.7110 per share on April 18, 2000; (l) 500 shares at $3.7200 per share on April 24, 2000; (m) 7,300 shares at $3.7029 per share on April 25, 2000; (n) 3,100 shares at $3.7671 per share on May 4, 2000;
(p) 1,700 shares at $3.7694 per share on May 5, 2000;  (p) 200 shares at $3.8100 per share on May 8, 2000; (q) 3,000 shares at $4.2327 per share on May 10, 2000;
(r) 700 shares at $3.7771 per share on May 11,  2000;  (s) 800 shares at $3.7750 per share on May 12, 2000; (t) 5,400 shares at $3.7659 per share on May 15, 2000; (u) 1,000 shares at $3.6380 per share on May 16, 2000; (v) 2,900 shares at
$3.7672 per share on May 16, 2000; (w) 3,000 shares at $4.4827 per share on May 19, 2000; (x) 2,000 shares at $4.3940 per share on May 22, 2000; (y) 3,000 shares at $4.3923 per share on May 25, 2000; furthermore, it has purchased: (z) 10,000 shares at $4.26 per share on June 30, 2000; (aa) 200 shares at $4.43 per share on July 20, 2000; (bb) 4,000 shares at $4.44 per share on August 4, 2000; and (cc) 122,100 shares at $4.626 per share on September 6, 2000.

(d) None.

(e) None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The investment manager for Rockwood Partners is Demeter, of which Buck is the sole shareholder.

         The Management Advisory Contract, dated on or about August 15, 1994, between Rockwood Partners and Demeter gives Demeter the authority to dispose of and to vote the assets managed, which include the Common Stock.

Item 7.  Material to be filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated November 6, 2000, by and among Buck, Demeter, Rockwood Partners, and RAM."


                               Page 9 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000
                                        /s/Jay Buck
                                        -------------------------------
                                        Jay Buck

                                        DEMETER ASSET MANAGEMENT, INC.

                                        By: /s/ Jay Buck
                                        ----------------------------
                                        Jay Buck
                                        President

                                        ROCKWOOD PARTNERS, L.P.
                                        By:  Rockwood Asset Management, Inc.
                                             General Partner

                                        By: /s/ Jay Buck
                                        ----------------------------
                                        Jay Buck
                                        President

                                        ROCKWOOD ASSET MANAGEMENT, INC.

                                        By: /s/ Jay Buck
                                        ----------------------------
                                        Jay Buck
                                        President


                               Page 10 of 11 Pages